AHP 3/11/03

CM

SEC 03012145 COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 5 2003 WASH., D.C. 181

SEC FILE NUMBER
8- 50696

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First Citizens Investor Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3128 Smoketree Court
(No. and Street)

Raleigh	NC	27604-1013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steve Bogaczyk (919) 716-7391
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

150 Fayetteville Street Mall, Suite 1200	Raleigh	NC	27601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Allen D. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Citizens Investor Services, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 20th day of February, 2003
Witness my hand and official seal.
Amy C. Kornegay, Notary Public

[signature]
Notary Public

My Commission Expires 6-4-2006

[signature]
Signature

President
Title

AMY C. KORNEGAY NOTARY *** PUBLIC WAKE COUNTY, N.C.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

FIRST CITIZENS INVESTOR SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF
FIRST-CITIZENS BANK & TRUST COMPANY)

Balance Sheet

December 31, 2002

(With Independent Auditors' Report Thereon)

KPMG

150 Fayetteville Street Mall
Suite 1200
Post Office Box 29543
Raleigh, NC 27626-0543

Independent Auditors' Report

Board of Directors
First Citizens Investor Services, Inc.:

We have audited the accompanying balance sheet of First Citizens Investor Services, Inc. (a wholly owned subsidiary of First-Citizens Bank & Trust Company) (the Company) as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit of a balance sheet also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of First Citizens Investor Services, Inc. as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 31, 2003

FIRST CITIZENS INVESTOR SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF FIRST-CITIZENS BANK & TRUST COMPANY)

Balance Sheet

December 31, 2002

Assets

Cash, non-interest-bearing (note 3)	$	3,381,140
Cash, interest-bearing		750,000
Commissions receivable		159,677
Premises and equipment, net (notes 2 and 3)		117,996
Other assets (note 4)		184,386
Total assets	$	4,593,199

Liabilities and Stockholder's Equity

Liabilities:		
Due to Related Parties (note 3)	$	335,525
Accrued salary expense		287,146
Other liabilities		168,670
Total liabilities		791,341
Stockholder's equity (note 6):		
Common stock, $1 par value; authorized 50,000 shares; 50,000 shares issued and outstanding		50,000
Additional paid-in capital		450,000
Retained earnings		3,302,155
Accumulated other comprehensive income (loss)		(297)
Total stockholder's equity		3,801,858
Total liabilities and stockholder's equity	$	4,593,199

See accompanying notes to balance sheet.

Notes to Balance Sheet

December 31, 2002

(1) Organization

First Citizens Investor Services, Inc. (Investor Services or the Company) was organized as a North Carolina corporation, and on January 26, 1994, it became a wholly owned subsidiary of First-Citizens Bank & Trust Company (the Parent) through the issuance of 50,000 shares of $1 par value common stock. The Parent is a wholly owned subsidiary of First Citizens BancShares, Inc. (BancShares), a financial holding company located in Raleigh, North Carolina. Significant shareholders of BancShares are also significant shareholders of First Citizens Bancorporation of South Carolina, Inc. (FCB-SC). FCB-SC, the Parent, and other subsidiaries of BancShares are collectively referred to as "Related Parties".

Investor Services is a registered broker/dealer in securities with the National Association of Securities Dealers, Inc. (NASD) and a registered investment adviser. Revenue is earned through commissions earned on securities trades with its customers. The majority of Investor Services' customers are located in the southeastern United States.

(2) Summary of Significant Accounting and Reporting Policies

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America. The more significant of these policies used in preparing the Company's financial statements are described in this summary.

(a) Premises and Equipment

Premises and equipment (which primarily consist of leasehold improvements, furniture, fixtures and equipment) are stated at cost less accumulated depreciation of $264,530 at December 31, 2002. For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives of the assets, which is generally from three to ten years.

(b) Income Taxes

The Company is included in the consolidated federal income tax return of BancShares, and computes its tax expense for federal income taxes using BancShares' federal income tax rate. A tax allocation arrangement exists between the Company and BancShares. State income taxes are computed on a separate company basis since the Company files separate state income tax returns.

Deferred income taxes are recorded for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted rates expected to be in effect when such amounts are realized or settled.

(c) Commission Revenue

Commissions earned on sales and purchases of securities for customers are recorded on a settlement date basis, which does not differ materially from a trade date basis.

(Continued)

(d) Investment Securities

Investment securities consist of equity securities classified as available-for-sale securities, and are included in other assets. Available-for-sale securities are carried at their fair value of $3,003, with the difference between the cost basis and the fair value recorded as a component of accumulated other comprehensive income within stockholder's equity.

(e) Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. Actual results could differ from those estimates.

(3) Transactions with Related Parties

Expenses discussed in this note are allocated under various methods determined by the Company and Related Parties and are subject to change.

Under an agreement with the Parent, Investor Services is charged interest at the prime rate for any outstanding balances Due to Parent. Such amount totaled $5,189 for the year ended December 31, 2002.

The Company has entered into a revenue sharing arrangement with the Related Parties, pursuant to which the Company pays 34% of its gross revenues referred by such Related Parties. In addition, the Company pays a management fee to the Parent to reimburse certain management expenses paid or incurred on the Company's behalf. Such fees totaled $4,549,986 and $133,812, respectively, for the year ended December 31, 2002.

The Company leases certain office space and equipment from the Parent pursuant to a lease agreement. The Company's total rent expense for the year was $288,968.

Included in other expenses are $3,531 for investment management fees paid by the Company to the Parent.

At December 31, 2002, the Company had $3,380,713 in a non-interest bearing demand deposit account at the Parent. Due to Related Parties consists of various items paid by the Parent on behalf of the Company, such as income taxes, and commissions payable to Related Parties for referrals.

During 2002, the Company bought $11,359 of furniture and equipment. These transactions were with the Parent at net book value of the selling party.

(Continued)

(4) Income Taxes

Deferred tax assets of $81,383 consist primarily of compensation-related timing differences and are included in other assets. No valuation allowance was deemed necessary as management has determined it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

(5) Employee Benefit Plans

The Parent sponsors a noncontributory, qualified defined benefit pension plan (the Pension Plan) covering substantially all full-time employees, including the employees of the Company. Under the Pension Plan, retirement benefits are based on years of service and average earnings. The Parent's policy is to fund the maximum amount allowable for federal income tax purposes. The Pension Plan's assets consist primarily of investments in the Parent's common trust funds, which include listed common stocks and fixed income securities.

The Parent also sponsors a defined contribution savings plan (the CAP Plan), covering substantially all full-time employees, including the employees of the Company. The CAP Plan permits eligible employees to make contributions, with the Company matching a certain percentage of the employees' contributions. The CAP Plan is available for employees after completion of thirty-one days of consecutive service.

(6) Net Capital Requirements

In April 1998, Investor Services became a registered broker/dealer in securities with the NASD. Investor Services is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital as defined by the Rule, shall not exceed 15 to 1.

At December 31, 2002, the Company had net capital as defined of $1,205,627, which was $955,627 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 0.66 to 1.

(7) Fair Value of Financial Instruments

Investor Services' financial instruments are cash, commissions receivable, due to Related Parties, accrued salary expense, and other liabilities. The carrying values of these on-balance sheet financial instruments approximate their fair values. Investor Services has no off-balance sheet financial instruments.